
umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek


02060922

Brussels, December 5, 2002
LegalCorp 58/2002

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the press release issued on December 4, 2002 entitled "Umicore reaffirms its determination to move fast on cleanup of historical soil pollution in Flanders".

Yours sincerely,

Umicore

J. Fiérain
Manager Corporate Administration

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

n.v. Umicore s.a.
Administration & Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
Tel +32 2 227 71 11
Fax +32 2 227 79 00
VAT BE401 574 852
Bank 210-0052900-87

umicore

Press release

4 December 2002

UMICORE REAFFIRMS ITS DETERMINATION TO MOVE FAST ON CLEANUP OF HISTORICAL SOIL POLLUTION IN FLANDERS

Umicore has the ambition to work out, together with the relevant authorities (OVAM), a complete cleanup plan for historical soil pollution in Flanders by the second quarter of 2003. It is prepared to make a major financial contribution to this effect. In this way, Umicore wishes over the coming years to deal with the legacy of many generations of non-ferrous metals industry activities in Flanders in a responsible and legally sound manner.

Recently, the Flemish Environment Minister, Vera Dua, notified Umicore that its appeal against the declaration of conformity of the Descriptive Soil Study (BBO) of its site in Olen was not founded. In so doing the Minister decided to ignore the opinion of the Soil Cleanup Advisory Committee, which was supportive of Umicore´s views. This committee is composed of independent experts and chaired by a representative of the Ministry. Earlier the Minister had already set aside similar advice concerning Hoboken. Umicore has therefore decided to file an appeal against both of these decisions with the Council of State.

Umicore reaffirms its determination, differences in legal interpretation notwithstanding, to seek a global solution for the issues related to the historical contamination in and around its four Flemish sites in Balen, Hoboken, Olen and Overpelt. To do so, the experts of Umicore will continue to cooperate with OVAM in a constructive manner.

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* *

Umicore´s Belgian plants have been producing non-ferrous metals for more than one hundred years. Throughout that period, these activities were conducted in conformity with the permits and standards applicable at the respective times. Although the production techniques back then corresponded to earlier technological state of the art, they nevertheless resulted in historical soil and groundwater pollution. Outside Belgium, Umicore has already cleaned up a series of contaminated sites.

In November 1997, the company signed a voluntary agreement with the Flemish government to deal with the historical contamination at the plant sites in Hoboken, Olen, Balen and Overpelt. This agreement (or "covenant") also foresaw the development of innovative cleanup techniques in a joint research programme with the Flemish Government and the Limburg University Centre.

Since that time, Umicore has consulted extensively with both the staff of the Environment Minister and with OVAM in order to reach an agreement on the level of risk and the most appropriate cleanup techniques, and has actively prepared their implementation. In certain cases, implementation has already begun.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

In the summer of 2002 the descriptive soil studies of each Flemish site were completed and declared to be in conformity by the Flemish Government (OVAM). However, this "declaration of conformity" contained a number of additions and technical interpretations from OVAM which went beyond or did not agree with the interpretations of the appointed experts. Umicore filed an appeal against these decisions because it believes that these interpretations are incorrect. In its submission to the Minister, the independent Soil Cleanup Advisory Committee supported Umicore's views. Given that the Minister has now set aside that opinion, Umicore will turn to the Council of State.

In the meantime, Umicore wishes to avoid further delay, and it is ready to participate voluntarily in the cleanup of soil and groundwater outside the plant wherever there is a risk situation. Indeed, OVAM and Umicore have already gone over several cleanup plans which could be carried out starting in 2003.

Umicore also wishes to set these actions together with others in a broader context. For example, work is being done, together with the Ministry of Interior Affairs (and 11 other government agencies), to deal with the radioactive contamination outside the walls of the Olen plant. A 33-point programme was also drawn up for Hoboken, together with the Flemish Ministry of Public Health, to permit residential and industrial activities to coexist in an ecologically responsible way.

In order to be able to pay for these cleanup efforts in Flanders, Umicore has already set aside a provision of around € 20 million, and the company expects in the coming years to expend an additional € 5 to 10 million to finance a global programme.

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This cleanup effort forms integral part of Umicore's general environment policy, which is furthermore oriented towards a continuous improvement of its environmental performance.

Umicore´s commitment to the environment was recently externally recognised by the award, in December 2001, of the prize for the best annual environment report, and through its inclusion, in September 2002, in the FTSE4GOOD Index, the index which groups together the world´s leading companies with respect to sustainable development.

For more information:
n.v. Umicore s.a.:
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

PROFILE

Umicore is an international Group involved in the production, recycling and marketing of metals and materials. Its activities are centred on four business areas -Advanced Materials, Copper, Precious Metals and Zinc. These business areas are in turn divided into smaller, market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

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n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels